Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Viasystems Internal Intranet Posting 10-06-09]

Viasystems Q&A

General

Why did you decide to acquire Merix?
The merger of Viasystems and Merix creates a world-class company.  The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for both our PCB and Electro-Mechanical Solutions businesses on a global basis.

Why did you decide to do the deal now?
You can never really predict the timing.  The industry and market conditions seemed to be right – and Merix initiated the discussion.   The more each company looked into it – the more it made sense.

What are the terms of the acquisition and how was it financed?
Approximately 98 percent of holders of Merix’s $70 million convertible senior subordinated notes due 2013 have agreed to transfer their notes in exchange for approximately 1.4 million newly issued Viasystems shares plus a total cash payment of approximately $35 million. Following the merger transaction, existing Viasystems shareholders will own approximately 80.5 percent of the combined company and Merix stock and convertible note holders will own approximately 19.5 percent.

How long has this merger been in the works?
We have been in discussions for months.

What regulatory approvals are needed for finalization?
As in all transactions, time is required between the announcement of the deal signing and the deal closure.  And, of course, the merger must be approved by Merix stockholders.

Viasystems will be registering new stock with the Securities and Exchange Commission on Form S-4. The timing of this registration is unpredictable, because the SEC may require a lengthy review process. However, we will move as expeditiously as possible, and are optimistic that we can complete the merger by the end of the calendar year 2009.

Is the offer contingent on Viasystems obtaining any type of debt financing?
Yes.    However, we have obtained a commitment from Wells Wachovia.

How many jobs will be affected at Merix?
We expect the impact on jobs to be minimal. Again, we see many complementary operations between Viasystems and Merix and expect the merger to be a beneficial one for both company’s employees as they continue to serve our customers.

Surely there are some SG&A savings.
Of course – we expect to realize some SG&A savings – but we do not see any significant redundancy at the plant/manufacturing level.  From an overall point-of-view, we have an estimate of $20 million annualized savings from cost synergies.  Many of these will be realized from the salaries of senior management, and reducing duplicative outside services such as law and accounting firms as well as leveraging our increased scale for material savings.

Who will constitute the leadership team and board of directors?
Following the close of the transaction, Viasystems’ Board of Directors will consist of 12 total members of which three members will be designated by Merix and nine members will be designated by Viasystems.  The combined company will be led by Viasystems’ current Chief Executive Officer, David Sindelar and will be headquartered in St. Louis, Missouri.

How will this deal affect Viasystems’ bottom-line?
First, this merger expands both companies’ large and diversified customer bases—that will be further leveraged with Viasystems’ scale and technology capabilities.  We will also benefit from a broader global presence.  Viasystems is primarily a high-volume producer in China.  Merix, on the other hand, has substantial North American quick-turn and high volume production capabilities.  These North American assets will better enable market penetration and expansion into the growing military and aerospace industries. Certainly, we expect to add volume and bring operating efficiencies to many of these operations.

How will the transaction affect Merix’s and Viasystems’ sales mix?
It complements both.   It provides a balanced market mix and customer base that gives the combined company a more comprehensive industry foothold and expands the company’s customer base through complementary market segments. Among the top 10 customers of both companies, there are only three overlapping customers. So, therefore, the combination will have the desirable effect of significantly diversifying our customer base.

How have key customers reacted?
We have already been in contact with many of our key customers to assure them that both companies remain customer focused.   I would characterize the reaction as overall positive and they are anxious to learn more about the possibilities.

Will you eliminate functions at Merix?
We expect the impact on jobs to be minimal.  We do not see any significant redundancy at the plant/manufacturing level.   That said, we will continue to review all aspects of both companies to integrate them in a way that makes sense.

Do you expect any issues with integration?
No. Our strong, execution-oriented management team has a bias for action and we made this deal because Viasystems’ access to high technology volume production in China and Electro-Mechanical Solutions complement Merix’s QT, prototyping and high technology volume production in North America and China.   It’s a win-win.

Will you continue to operate the combined company out of St. Louis?
Yes. While corporate headquarters will be in St. Louis, we will continue to have operations in Oregon, California, Mexico, as well as in China. There will also be a management presence in Oregon and Hong Kong.

Do you envision needing all of the current Merix company employees in Beaverton?
We expect the impact on jobs to be minimal.  We do not foresee much in the way of changes for the Oregon and California plant operations and a management presence will remain in Oregon, as well.  That said, we will continue to review all aspects of both companies to integrate them in a way that makes sense.

Questions from Viasystems Employees

Why did we take this step?
We are always looking for ways to help strengthen our business and enable our growth, including strategic mergers and acquisitions.   We have also been exploring ways to accelerate our value proposition.   This transaction does that.

  This move clearly establishes Viasystems as an industry leader -- allows us to offer more to our customers – and brings greater value to the combined company’s stakeholders and ensures sustainable, profitable growth for the company and a more secure future for you.

Will Viasystems be closing any operations as a result of this merger?
No.

Will Viasystems move?
No.

Will executives receive any special compensation package as result of the sale?
No.  Merix executives will receive whatever change-in-control compensation they are due in their current compensation contracts.

This transaction increases Viasystems’ annual revenue. Does it change the company’s mission?
No. In fact, the transaction is fully in line with our mission of maximizing value for our customers, employees, stakeholders and suppliers. A deal such as this one will serve all of our constituencies well.

Will the combined company offer the same employee benefits we are currently receiving?
Your benefits will not change as a result of this merger. Viasystems has a history of providing a comprehensive benefits package to its employees and fully expects it will continue to do so.

What kind of regular communication can employees expect as the transition occurs?
Viasystems prides itself on communicating with its employees and understands that frequent interaction is important as we move through the transition period to the deal close and beyond.   Information will be posted and updated throughout this process on the employee intranet.

And, as always, we ask that you continue to reach out to your direct supervisor as we interact with them regularly as well.

Viasystems Customers/Partners/Suppliers

How will my business be affected?
We entered into this agreement precisely because of the benefits it will bring to our customers.   It strengthens our engineering capabilities in each region of the world to assist you in bringing products to market faster --  with enhanced prototyping and quick-turn capabilities – and we will now provide a full-service solution that includes quick-turns, protyping and high-technology volume production in North America.

Will current contracts remain effective and unchanged?
Yes.   There are no plans to change any existing agreements.

Who will be our primary contact going forward?
You can plan on working with the same representatives that your organization is most comfortable interacting with today.

Does the change result in any changes in production schedules, or other logistics?
No, you won’t notice any changes in the quality, appearance or performance of Viasystems’ products nor its service.

Will the new company demonstrate the same level of commitment to innovation?
Yes.   This deal strengthens our engineering capabilities in each region of the world to assist you in bringing products to market faster --  with enhanced prototyping and quick-turn capabilities – and we will now provide a full-service solution that includes quick-turns, protyping and high-technology volume production in North America.

Financial
Was this a strategy/way for Viasystems to become a publicly traded company?
Technically, the combined company will have to apply for a new listing with NASDAQ – and we intend to.   More importantly, the merger of Viasystems and Merix creates a powerful world-class company.  Together, we are now one of the top ten PCB technology and quick turn leaders with extensive volume capacities to serve our customers on a global basis.  The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for both our PCB and Electro-Mechanical Solutions businesses on a global basis.   We hope (Merix) shareholders see the benefit.

Will HM Capital maintain its stake in the company?
Yes, HM Capital will agree to a lock-up period of 180 days.

How long have you been in discussions with Merix?
For several months.

How would you characterize the negotiations?
Cordial, productive, and, ultimately, successful.

How did you arrive at this price?
We think the price we are paying for Merix is supported by its value.  The merger of Viasystems and Merix creates a powerful world-class company.   The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for both our PCB businesses on a global basis.

How can you justify the premium you’re paying for Merix?
We think the price we are paying for Merix is supported by its value.  The merger of Viasystems and Merix creates a powerful world-class company.  The complementary match up of market segments, customers and manufacturing capabilities creates positive synergies for both our PCB and Electro-Mechanical Solutions businesses on a global basis.

Was this your only bid?  Did you have to raise your bid?
We believe we paid a fair price for the company.

Did you receive other offers?
Yes, Merix explored several strategic alternatives. Viasystems had the highest bid and best strategic fit.

Is there a possibility of another bid surfacing?
There’s always a possibility.

Is there a break-up fee for this deal?  If so, what is it?
Yes.  The break-up fee is $1.3 million plus expenses up to $3.9 million that are payable in certain circumstances.

What happens to Merix’s management team (CEO, COO, CFO)?
The exact make-up of the combined company’s management team is still being determined.  We will give details in the filing of the SEC Registration Statement.

What is the expected range of write-offs related to the deal?
As a result of purchase accounting rules, there may not be any write offs.

What cash flow impact do you project?
At this time it is too early in the process to provide any type of projections.

Is the deal likely to affect Viasystems’ debt ratings?
No.   Viasystems and its bond holders and lenders view the company’s post-merger debt load as very manageable and in line with our objective of strengthening our balance sheet.  The merger transaction will be financed by Viasystems’ existing cash on hand and by a new line of credit through Wells Wachovia. The combined company will have a strong balance sheet with access to more than $100 million in credit lines, a reduction in debt of $80 million totaling $215 million and a cash balance of approximately $40 million after the transaction is completed.

Can you detail the cost-savings you see?
Of course – we expect to realize some SG&A savings. From an overall point-of-view, we have estimated a $20 million annualized savings from cost synergies.  Many of these will be realized from the salaries of senior management, and reducing duplicative outside services such as law firms and accounting firms.

How many jobs are likely to be lost?  In what sectors?
We expect the impact on jobsto be minimal.  We do not see any significant redundancy at the plant/manufacturing level.   That said, we will continue to review all aspects of both companies to integrate them in a way that makes sense.

What is a reasonable forecast for margins?
At this time it is too early in the process to provide any type of projections.

What is your target margin post-merger?
At this time it is too early in the process to provide any type of projections.

Is the company comfortable with its debt load?
Yes. Viasystems and its bond holders and lenders view the company’s post-merger debt load as very manageable and in line with our objective of maintaining our strong balance sheet.  The merger transaction will be financed by Viasystems’ existing cash on hand and our continuing liquidity will be supported by a bank credit facility committed by Wells Wachovia.

Will this acquisition result in a charge to Merix’s earnings?
At this time it is too early in the process to provide any type of projections.

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